Coinbase Global, Inc.
March 30, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Rocha Dietrich King J. Nolan McWilliams Sonia Bednarowski John Spitz Michael Volley

Re:	Coinbase Global, Inc. Registration Statement on Form S-1 File No. 333-253482
Acceleration Request

Requested Date:	April 1, 2021
Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Coinbase Global, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Registrant hereby authorizes Michael Brown or Ran D. Ben-Tzur, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Brown at (310) 434-5401 or, in his absence, Mr. Ben-Tzur at (310) 434-5403.
* * *

Sincerely,

COINBASE GLOBAL, INC.

By:	/s/ Paul Grewal
Paul Grewal
Chief Legal Officer and Secretary
cc: Brian Armstrong, Chief Executive Officer
Alesia J. Haas, Chief Financial Officer
Juan Suarez, Esq.
Doug Sharp, Esq.
Coinbase Global, Inc.
Mark Stevens, Esq.
Michael Brown, Esq.
Ran Ben-Tzur, Esq.
Faisal Rashid, Esq.
Jennifer Hitchcock, Esq.
Fenwick & West LLP
[Signature Page to Company Acceleration Request Letter]